[Letterhead of Kelley Drye & Warren LLP]




                                  June 5, 2001





VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Graftech Inc. - Application for Withdrawal of Registration Statement on Form S-1, as amended (File No. 333-40746)
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Ladies and Gentlemen:

         On behalf of Graftech Inc. (the "Company"), pursuant to Rule 477 under
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the Securities Act of 1933, as amended, we hereby request the consent of the
Securities and Exchange Commission (the "Commission") to the withdrawal of the
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above-referenced Registration Statement (the "Registration Statement"). Although
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the Registration Statement was declared effective by the Commission, no sales of securities have been made under the Registration Statement. The Company has elected to withdraw the Registration Statement in light of poor market conditions as described when the Company announced the postponement of the offering in August 2000.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Should you have any questions concerning the foregoing, please contact me or Michael J. Palmieri, Esq. of this firm. My telephone number is
(203) 351-8107, and Mr. Palmieri's telephone number is at (203) 351-8023.

         On behalf of the Company, please accept our thanks for your assistance and cooperation.

                                                        Sincerely,

                                                        /s/  Randi-Jean G. Hedin

                                                        Randi-Jean G. Hedin

cc:      Geoffrey Edwards, Esq.